August 30, 2018

Mail Stop 4720

Anthony J. Restel
Vice Chairman and Chief Financial Officer
IBERIABANK Corporation
200 West Congress Street
Lafayette, Louisiana 70501

       Re:    IBERIABANK Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2017 Filed February 23, 2018
              Form 8-K
              Filed July 20, 2018
              File No. 001-37532

Dear Mr. Restel:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 8-K filed July 20, 2018
Exhibit 99.2   2Q18 Earnings Presentation
Credit Risk Coverage, page 15

   1. You present total credit risk reserves which represents the total of the allowance for loan losses, non impaired acquired loan discounts, net and the reserve for unfunded commitments. In addition, you present Credit risk reserves as a percent of Loans, Credit risk reserves/NPAs and Credit risk reserves/NALs. The addition of purchase accounting adjustments to your ALLL to derive total credit risk reserves for your loans, NPAs and
      NALs represent tailored accounting principles that are prohibited by Rule 100 (b) of
      Regulation G. In addition, these non-GAAP metrics imply that the purchase accounting adjustments are available to the entire loan portfolio that includes non-acquired and acquired loans, when the adjustments are only available for the acquired loans. Please
 Anthony J. Restel
IBERIABANK Corporation
August 30, 2018
Page 2

       refer to Question 100.04 of the Compliance and Disclosure
Interpretations on Non-GAAP
       Financial Measures for guidance and revise future similar presentations by eliminating any add back of non-impaired acquired loan discounts, net.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Chris Harley at (202) 551-3695 or me at (202) 551-3752 with any questions.


                                                          Sincerely,

                                                          /s/ Gus Rodriguez

                                                          Gus Rodriguez
                                                          Accounting Branch
Chief
                                                          Office of Financial
Services